February 27, 2013

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated February 25, 2013

Registration Statement No. 333-186753

Registration Statement No. 333-186936

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated February 25, 2013 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-186753) of TESARO, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1491576/000104746913001540/a2213194zs-1a.htm

The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus, to reflect an increase in the size of this offering by $9,960,000 to $84,960,000 of shares of common stock (assuming no exercise by the underwriters of their overallotment option) and certain stabilization transactions. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities.

Common stock offered:	4,720,000 shares of common stock

Over-allotment option:	Up to 708,000 shares of common stock

Common stock to be outstanding immediately following this offering:	31,856,329 shares

Offering price to the public:	$18.00 per share

Proceeds to TESARO, after underwriting discount but before expenses:	$79,862,400

Pricing date:	February 27, 2013

Expected closing date:	March 5, 2013

CUSIP number:	881569 107

Use of Proceeds:

We expect that our net proceeds from the sale of the shares of common stock in this offering will be approximately $79.2 million, or approximately $91.2 million if the underwriters exercise their over-allotment option in full after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted balance sheet data:

After giving effect to the sale of 4,720,000 shares of our common stock offered in this offering and deducting underwriting discounts and commissions and estimated offering expenses payable by us, as of December 31, 2012, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $204,677,000, working capital would have been approximately $194,134,000, total assets would have been approximately $206,612,000, common stock and additional paid-in capital would have been approximately $282,030,000 and total stockholders’ equity would have been approximately $194,894,000.

Pro forma as adjusted capitalization:

After giving effect to the sale of 4,720,000 shares of our common stock offered in this offering and deducting underwriting discounts and commissions and estimated offering expenses payable by us, as of December 31, 2012, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $204,677,000, additional paid-in capital would have been approximately $282,027,000, total stockholders’ equity would have been approximately $194,894,000 and total capitalization would have been approximately $194,894,000.

Dilution:

After giving effect to the sale of 4,720,000 shares of our common stock offered in this offering and deducting underwriting discounts and commissions and estimated offering expenses payable by us, as of December 31, 2012, our pro forma as adjusted net tangible book value would have been approximately $194.9 million, or $6.12 per share. This represents an immediate increase in net tangible book value of $1.86 per share to existing stockholders and an immediate dilution of $11.88 per share to new investors purchasing shares of common stock in this offering.

If the underwriters’ over-allotment option is exercised in full, the as adjusted net tangible book value per share after giving effect to this offering would be $6.35 per share, which amount represents an immediate increase in net tangible book value of $2.09 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $11.65 per share of our common stock to new investors purchasing shares of common stock in this offering.

Underwriters:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Leerink Swann LLC Deutsche Bank Securities Inc. BMO Capital Markets Corp. Robert W. Baird & Co. Incorporated

Stabilizing Transactions:

Prior to purchasing the common stock being offered pursuant to the preliminary prospectus, on February 27, 2013, one of the underwriters purchased, on behalf of the syndicate, 14,638 shares of common stock at an average price of $18.00 per share in stabilizing transactions.

The number of shares of our common stock to be outstanding immediately following this offering set forth above and the number of shares utilized to determine our capitalization set forth above excludes:

•                  2,134,185 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2012 at a weighted-average exercise price of $5.52 per share;

•                  1,051,286 shares of our common stock reserved for future issuance under our 2012 Plan, which became effective in June 2012 and which includes the number of shares of our common stock available for grant under our 2010 Plan as of the effectiveness of the 2012 Plan (which is an additional 6,857 shares), which shares were added to the shares reserved under our 2012 Plan upon the effectiveness of the 2012 Plan, plus any annual increases in the number of shares of common stock reserved for future issuance under the 2012 Plan pursuant to an “evergreen provision” that is effective beginning in 2014 and any other shares that may become issuable under the 2012 Plan pursuant to its terms; and

•      275,000 shares of our common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan, or the ESPP, which will become effective immediately prior to the closing of this offering, plus any other shares that may become issuable under the ESPP pursuant to its terms.

TESARO, Inc. has filed a registration statement (including the preliminary prospectus, dated February 25, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at 1-800-831-9146 or email at batprospectusdept@citi.com.

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